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                              [BIRD LOGO OMITTED]
                                    Columbia

                                 COLUMBIA FUNDS

                               Supplement to the
              Columbia Funds' Statement of Additional Information
                            dated February 25, 2005

     Effective May 20, 2002, Thomas L. Thomsen has retired as Vice President of the Columbia Funds (the "Funds"). Mr. Thomsen has also retired as Chairman and Chief Executive Officer of the Adviser to the Funds, Columbia Funds Management Company ("CFMC").

Pricing and Bookkeeping Agreement
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     Effective July 1, 2002 the Funds have retained Columbia Management Group
("CMG") to perform certain administrative services for the Funds pursuant to a Pricing and Bookkeeping Agreement (the "Agreement"). Under the terms of the Agreement, CMG (a) provides fund accounting oversight of State Street Bank and Trust, who provides the daily fund accounting services; (b) maintains and preserves in a secure manner the accounting records of the Funds; (c) provides fund administration, including daily prospectus, investment restrictions and Investment Company Act of 1940 compliance review, tax and distribution management, expense budgeting, performance reporting and statistical analysis, financial reporting and board reporting; and (d) provides disaster planning. CMG is the parent corporation of CFMC. For the services rendered by CMG, each Fund has agreed to pay CMG, on a monthly basis, a fee equal to 1/12 of .01 of 1 percent of the Fund's average daily net assets. The fee for a Fund in a given year shall not be less than $25,000 or exceed $150,000.

Custodian Agreement
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     Effective July 1, 2002 the Funds' Custodian, for both domestic and foreign securities, has been changed to State Street Bank and Trust Company (the "Custodian"), 225 Franklin Street, Boston, Massachusetts 02101. The Custodian holds are securities and cash of the Funds, receives and pays for securities purchased, delivers against payment securities sold, receives and collects income from investments, makes all payments covering expenses of the Funds, and performs other administrative duties, all as directed by authorized officers of the Adviser. The Custodian does not exercise any supervisory function in the purchase and sale of portfolio securities or payment of dividends.

     Portfolio securities purchased in the United States are maintained in the custody of the Funds' Custodian. Portfolio securities purchased outside the United States by the Funds are maintained in the custody of foreign banks, trust companies, or depositories that have sub-custodian arrangements with the Custodian (the "foreign sub-custodians"). Each of the domestic and foreign custodial institutions that may hold portfolio securities of the Funds has been approved by the Board of Directors of the Funds or, in the case of foreign securities, at the discretion of the Board of Directors, by Custodian, as a delegate of the Board of Directors, all in accordance with regulations under the 1940 Act.



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     The Adviser determines whether it is in the best interest of the Funds and their shareholders to maintain a Fund's assets in each of the countries in which the Fund invests ("Prevailing Market Risk"). The review of Prevailing Market Risk includes an assessment of the risk of holding a Fund's assets in a country, including risks of expropriation or imposition of exchange controls.
In evaluating the foreign reliability of the foreign sub-custodian. With respect to foreign investments and the selection of foreign sub-custodians, however, there is no assurance that the Funds, and the value of their shares, will not be adversely affected by acts of foreign governments, financial or operational difficulties of the foreign sub-custodians, difficulties and cost of obtaining jurisdiction over, or enforcing judgements against, the foreign sub-custodians, or the application of foreign law to a Fund's foreign sub-custodian arrangement. Accordingly, an investor should recognize that the risks involved in holding assets abroad are greater than those associated with investing in the United States.

                                  July 1, 2002